TOTAL NUMBER OF SEQUENTIAL PAGES 6
                                                      -
                  EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4
                                                          -

                                                               File No:333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004.

                             COCA-COLA EMBONOR S.A.
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                          Form 20-F x - Form 40-F ___

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x

ITEM 1. Filing of Information on Debt Account with the Superintendencia de Valores y Seguros.

            Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to March 31, 2004, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1

ITEM 2.    Exhibits

   Exhibit                                                       Page
   Number                      Description                      Number

    99.1      Translation of Information on Debt Account           6

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                                  (Registrant)


Date: April 5, 2004.                      By:  /s/ Roger Ford


                                          Roger Ford
                                          Chief Financial Officer

Exhibit 99.1
                                            FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES

ISSUER:               COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF:    MARCH 31, 2004

---------------------------------------------------------------------------------------------------------------------------
  NUMBER AND DATE      SERIES        DATE OF           PLACEMENT     INITIAL     FACE AMOUNT      ADJUST-       ADJUSTED
  OF REGISTRATION                    NOMINAL            EXPIRY     FACE AMOUNT    PLACED AND        MENT       FACE AMOUNT
      IN THE                          ISSUE              DATE         PLACED     OUTSTANDING       INDEX       OUTSTANDING
SECURITIES REGISTRY                                                    US$           US$                          KCH$
---------------------------------------------------------------------------------------------------------------------------

     ISSUED IN         UNIQUE     March 25, 1999     March 15, 2006  143,400,000   143,400,000      US$          88,393,194
     NEW YORK                     March 25, 1999     March 15, 2006   16,600,000    14,600,000      US$           8,999,586
                                  --------------     ----------------------------------------------------------------------

                                      TOTALS                         160,000,000   158,000,000                   97,392,780
---------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------
   INTEREST       PAR        INTEREST     AMORTIZATIONS
 ACCRUED AND     VALUE       PAID IN          PAID
    UNPAID                  THE MONTH     IN THE MONTH
     KCH$        KCH$          KCH$           KCH$
---------------------------------------------------------

       387,948  88,781,142   (4,334,695)       -
        39,498   9,039,084     (441,329)       -
---------------------------------------------------------

       427,446  97,820,226   (4,776,024)       -
---------------------------------------------------------




THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.




                          ANDRES VICUNA GARCIA-HUIDOBRO
                                 GENERAL MANAGER



                                                       MONTHLY CHANGE
                                                ------------------------------
                                                EXCHANGE RATE          616.41
                                                ------------------------------

                                                ------------------------------
                                                INTEREST RATE          9.875%
                                                ------------------------------